[Letterhead of Perfect World Co., Ltd.]

December 10, 2012

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perfect World Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year ended December 31, 2011 (the “2011 20-F”)
Filed May 11, 2012 (File No. 001-33587)

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth the Company’s response to the comments contained in the letter dated November 27, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F.  The comments are repeated below and followed by the response thereto.

Item 5. Operating and Financial Review and Prospects

Revenues, page 61

1.     We have reviewed your response to prior comment 2 and have the following comment. Please clarify if the quarterly average concurrent users amounts disclosed represent total users for a quarter or for a month within a quarter (your page 63). It is unclear how the numbers provided for annual active charging accounts in your response relates to the quarterly average concurrent users provided in your Form 20-F. If the quarterly amount represents the number of users for the entire quarter, it appears that substantially all of your quarterly average concurrent users are active charging accounts. That is, we compared the total of the four quarters to the annual active charging accounts to determine that ratio. Please consider clarifying and expanding your metrics definitions for the users of your financial statements. In addition, if substantially all of your concurrent users are active charging accounts, please disclose the reasons for this result within your discussion of operating results.

The Company respectfully advises the Staff that the number of average concurrent users disclosed in the 2011 20-F does not represent a cumulative number of users of any period. Instead, it represents the average of the number of concurrent users at particular points of time.  In other words, the Company takes a snapshot of the number of concurrent users playing a game at a particular point of time, repeats it every five minutes, and averages such numbers over the course of a day to obtain the number of daily average concurrent users for the game. The Company then averages such daily numbers over the course of a month to obtain the number of monthly average concurrent users, and averages such monthly numbers over the course of a quarter to obtain the number of quarterly average concurrent users for the game.

The annual active charging accounts disclosed in the Company’s October 12, 2012 response letter represented the aggregate number of accounts for its games operated in China under the item-based revenue model that have been deposited with money at least once during a calendar year. Therefore, it is a cumulative number and bears no direct relationship with the quarterly average concurrent users number. A substantial majority of the Company’s users are not active paying users.

In response to the Staff’s comments, the Company proposes to revise the disclosure in its future 20-F filing to clarify the definition of average concurrent users as follows:

“Average concurrent users, or ACU, for any of our games operated in China is the average of the number of users logged on to that game at particular points of time with 5-minute intervals. The daily average concurrent users for that game is determined by averaging the 5-minute interval data over the course of a day. The daily average data are then averaged over the course of a month to derive the monthly average concurrent users of the game. Quarterly average concurrent users for a game is the average of monthly data of such game during the relevant quarter.”

2.     We note in your response, that for the year ended December 31, 2011, if you multiply the annual active charging accounts by the annual average revenue per active charging account, this amount is significantly less than your online game operation revenues reported for item-based revenue (your page 73) for the year ended December 31, 2011. Please provide us with your analysis to explain the difference between these amounts. Further, the data provided in your response appears to indicate that for the year ended December 31, 2011, your annual active charging accounts have decreased, while your annual average revenue per active charging accounts have increased. It does not appear that this trend is discussed in your discussion of online game operation revenue beginning on page 61. Please tell us your consideration of including this information in your discussion of revenue. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the annual active charging accounts and the annual average revenue per active charging account disclosed in the Company’s October 12, 2012 response letter are only related to the Company’s games operated in China under the item-based revenue model. The Company generates additional online game operation revenues from a number of overseas markets.  As revenues from overseas markets are fragmented, the Company historically has not analyzed the relevant annual active charging accounts and the annual average revenue per active charging accounts in each of these markets.

The Company acknowledges that its annual active charging accounts decreased while its annual average revenue per active charging accounts increased from 2010 to 2011.  However, the Company did not have basis to conclude this represented a trend and did not really know with certainty the reasons causing these changes.  As discussed in detail in the Company’s July 24, 2012 response letter, the Company does not monitor active charging accounts or average revenue per active charging accounts to make business decisions as these two variables are merely tied to a small portion of the Company’s total users.  Instead, the Company is more focused on enhancing the content of its games to retain and increase the total number of players (both paying and non-paying users) and popularity of the Company’s games, which is measured by average concurrent users.

In response to the Staff’s comments, the Company will disclose in future Form 20-F filings that the active charging accounts and the average revenue per active charging account may fluctuate significantly from period to period due to a number of factors, including sporadic promotional activities conducted by the Company and unpredictable player deposit and spending patterns.  In addition, to the extent the Company is able to explain the changes of these operating data from period to period, the Company will include explanations in its future Form 20-F filings.

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If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at (86 10) 5780-5700 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (+852) 3740-4850.

Very truly yours,

/s/ Kelvin Wing Kee Lau
Kelvin Wing Kee Lau
Chief Financial Officer

cc:      Michael Yufeng Chi, Chairman and Chief Executive Officer, Perfect World Co., Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Geoffrey Wang, PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Beijing